January 5, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Quigley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2009
File Number: 000-21617

Dear Mr. Rosenberg:

On behalf of The Quigley Corporation (the “Company”) we hereby transmit via EDGAR the following responses to the Staff’s verbal comments provided to the Company on December 15, 2009.  To assist your review, we have typed the text of the Staff’s comments in bold face type.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 27

1.	Please refer to your response to prior comment one. Please revise your proposed disclosure to clarify what the charge for the $103,000 represents.

Response:

The Company does not impose a period of time within which product may be returned.  All requests for product returns must be submitted to the Company for pre-approval.  The main components of the Company’s returns policy are: (i) the Company will accept returns that are  due to damaged product that is un-saleable and such return request activity fall within an acceptable range, (ii) the Company will accept returns for products that have reached or exceeded designated expiration dates and (iii) the Company will accept returns in the event that the Company discontinues a product such that the customer will have the right to return only such item that it purchased directly from the Company.  The Company will not accept return requests pertaining to customer inventory “Overstocking” or “Resets”.   The Company will only accept return requests for product in its intended package configuration.  The Company reserves the right to terminate shipment of product to customers who have made unauthorized deductions contrary to the Company’s Return Policy or pursue other methods of reimbursement. The Company compensates the customer for authorized returns by means of a credit applied to amounts owed or to be owed and in the case of discontinued product only, also by way of an exchange.  The Company does not have any significant product exchange history.

KELLS BUILDING • 621 N. Shady Retreat Road • PO Box1349 • Doylestown, PA 18901-1349 • U.S.A
Telephone: 215-345-0919 • Fax: 215-345-5920 • For information: www.quigleyco.com

The increase in the fiscal 2008 return provision was principally due to non-routine returns, obsolete product and product mix realignment by certain of our customers.  “Non-routine” returns are defined as product returned to the Company as a consequence of unanticipated circumstances principally due to (i) retail store closings or (ii) unexpected poor retail sell through to consumers causing the Company to discontinue the product.  “Obsolete” returns are defined as product returned to the Company as a consequence of product shelf-life “use by” expiration date.  “Product mix realignment” returns are defined as product returned to the Company due to initiatives by the trade to discontinue purchasing certain of the Company’s products.  Product mix realignment returns are generally nominal and are frequently related to discontinued or soon to be discontinued products.

The Company’s return policy accommodates returns for (i) discontinued products, (ii) store closings and (iii) products that have reached or exceeded designated expiration date. The following is a summary of the change in the return provision for the year ended December 31, 2008 (in thousands):

Amount
Return provision at December 31, 2007	$296
Return provision at December 31, 2008	1,427
Increase in the return provision at December 31, 2008	$1,131

For the year ended December 31, 2008, the return provision increased by $1.1 million to $1.4 million.  The increase in the return provision was principally due to (i) a charge of $552,000 attributable to products which were discontinued during Fiscal 2008 as a consequence of both return criterion of (a) poor retail sell through to consumers (non-routine returns) and (b) the decreasing shelf-life of the products as expiration dates came due (obsolete returns), (ii) a charge of $209,000 due principally to discontinued product flavors (non-routine returns), (iii) a charge of $165,000 for product returns attributable to store closings (non-routine returns), (iv) a charge of $102,000 for products with shelf-life expiration dates (obsolete returns) and (v) a charge of  $103,000 as a consequence of an increase in product returns experienced due principally to damaged product, claimed shortages and other related returns during the period.

We will provide disclosure of the above-mentioned definitions in future filings, as well as other subject matters discussed in this response if we determine that a reasonable investor would consider such information to be material to an investment decision.

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

2.
Please refer to the revised Statements of Cash Flows for the three year fiscal period ended December 31, 2008 and the quarterly period ended March 31, 2008 in response to prior comment three.  Please explain to us why the cash flows related to the proceeds from the sale of Darius are not presented within your 2008 investing activities for the fiscal year ended December 31, 2008 and the interim periods of 2008.

Response:

The Company has revised the presentation of its Statement of Cash Flows (the “Statement”) to present the proceeds from the sale of Darius as an investing activity.

To clarify the impact of cash flows on cash and cash equivalents we propose to revise the cash flows presentation previously provided to you as follows:

1.  Years ended December 31, 2008, 2007 and 2006:

THE QUIGLEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
(in thousands)

	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007	Year Ended Dec 31, 2006
Cash flows from operating activities:
Net loss	$(5,534)	$(2,458)	$(1,748)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on asset impairment	100	-	-
Depreciation and amortization	745	996	1,327
Gain on disposal of health and wellness operations	(736)	-	-
Loss on the sales of fixed assets	17	20	-
Sales allowance and provision for bad debts	1,283	(298)	(341)
Inventory valuation provision	832	438	(680)
(Increase) decrease in assets and liabilities:
Accounts receivable	778	182	1,664
Inventory	323	(987)	318
Prepaid expenses and other current assets	(353)	(48)	366
Other assets	53	83	(69)
Accounts payable	311	(348)	114
Accrued royalties and sales commissions	41	328	451
Accrued advertising	(63)	(770)	(710)
Other current liabilities	(1,847)	1,551	265
Net cash (used in) provided by operating activities	(4,050)	(1,311)	957

Cash flows from investing activities:
Proceeds for the sale of health and wellness operations	1,000	-	-
Capital expenditures	(200)	(533)	(697)
Proceeds from the sale of fixed assets	10	-	118
Net cash flows provided by (used in) investing activities	810	(533)	(579)

Cash flows from financing activities:
Principal payments on debt	-	-	(1,464)
Stock options and warrants exercised	64	173	1,958
Net cash provided by financing activities	64	173	494

Net (decrease) increase in cash and cash equivalents	(3,176)	(1,671)	872

Cash and cash equivalents at beginning of period	15,133	17,757	16,885

Less: cash and cash equivalents of discontinued operations at end of period reported as a component of assets of discontinued operations	-	(953)	-

Cash and cash equivalents at end of period	$11,957	$15,133	$17,757

Supplemental disclosures of cash flow information:
Interest	$-	$-	$22
Taxes	$-	$-	$89

2.  Three month periods ended March 31, 2009 and 2008:

THE QUIGLEY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
(in thousands)
(unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Cash flows from operating activities:
Net loss	$(2,199)	$(1,569)
Adjustments to reconcile net loss to net cash provided by (used in) continuing operations:
Depreciation and amortization	157	182
Gain on disposal of health and wellness operations	-	(736)
Sales allowance and provision for bad debts	(536)	(277)
Inventory valuation provision	(176)	23
Changes in operating assets and liabilities:
Accounts receivable	3,264	3,482
Inventory	(69)	(180)
Accounts payable	(403)	94
Accrued royalties and sales commissions	(158)	34
Accrued advertising	(214)	(163)
Other operating assets and liabilities, net	692	(754)
Net cash provided by operating activities	358	136

Cash flows from (used by) investing activities:
Proceeds for the sale of health and wellness operations	-	1,000
Capital expenditures	(71)	(12)
Net cash flows provided by (used in) investing activities	(71)	988

Cash flows from financing activities:
Stock options and warrants exercised	-	8
Net cash provided by financing activities	-	8

Net increase in cash and cash equivalents	287	1,132

Cash and cash equivalents at beginning of period	11,957	15,133

Cash and cash equivalents at end of period	$12,244	$16,265

Supplemental disclosures of cash flow information:
Interest	$-	$-
Taxes	$-	$-

If you have any questions or comments with respect to the Company’s responses, please contact the undersigned at (215) 345-0919, our attorneys, Mr. Jason Barr at (212) 549-5428 or Mr. Herbert Kozlov at (212) 549-0241.

Sincerely,

/s/ Robert V. Cuddihy, Jr.
Robert V. Cuddihy, Jr.

Interim Chief Financial Officer

cc:	United States Securities and Exchange Commission
Dana Hartz, Staff Accountant
Don Abbott, Review Accountant
Bryan Pitko, Staff Attorney
Jeffrey Riedler, Assistant Director

The Quigley Corporation
Ted Karkus, Chief Executive Officer

Reed Smith LLP
Herbert F. Kozlov, Esq.
Jason Barr, Esq.